Deutsche Bank Securities Inc.
60 Wall Street, 43rd Floor
New York, NY 10005

February 8, 2007

VIA FAX AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Tom Jones Division of Corporation Finance

Re:	BioMimetic Therapeutics, Inc. — Form S-1 Registration Statement (File No. 333-139291)

Ladies and Gentlemen:

Pursuant to Rule 461, the undersigned representatives (the ‘‘Representatives’’) of the several underwriters hereby join in the request of BioMimetic Therapeutics, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), at 4:30 p.m., Eastern Standard Time, on February 8, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Securities Act and Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended (the ‘‘Securities Exchange Act’’) regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

(i)	A preliminary prospectus, dated February 2, 2007 (the ‘‘Preliminary Prospectus’’) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)	The distribution of the Preliminary Prospectus commenced on February 2, 2007.

(iii)	Approximately 180 copies of the Preliminary Prospectus were distributed to underwriters, institutional investors, dealers and others.

The Representatives are aware of their obligations under the Securities Act and the Securities Exchange Act. Each of the underwriters will comply with the provisions of Rule 15c2-8.

Very truly yours,

Deutsche Bank Securities Inc. Pacific Growth Equities, LLC First Albany Capital Inc. A.G. Edwards & Sons, Inc.

as the Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ William Stitt
	Name:	William Stitt
	Title:	Managing Director

PACIFIC GROWTH EQUITIES, LLC

By:	/s/ George Milstein
	Name:	George Milstein
	Title:	Head of Investment Banking

FIRST ALBANY CAPITAL INC.

By:	/s/ Jeffrey G. Barlow
	Name:	Jeffrey G. Barlow
	Title:	Managing Director

A.G. EDWARDS & SONS, INC.

By:	/s/ Richard H. Giles
	Name:	Richard H. Giles
	Title:	Managing Director